Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349
[CLEAR CHANNEL LETTERHEAD]
Dear
     You are receiving this communication because you hold one or more option(s) to purchase shares of common stock in Clear Channel Communications, Inc. (“Clear Channel”) that is (1) a nonqualified stock option issued under the Clear Channel 1998 Stock Incentive Plan prior to July 27, 2000, (2) issued under the Jacor Communications, Inc., 1997 Long Term Incentive Plan, (3) issued under The Marquee Group, Inc. 1996 Stock Option Plan or (4) issued under the Clear Channel 1994 Nonqualified Stock Option Plan (collectively, the “Options”).
     A special meeting of the shareholders of Clear Channel is scheduled to occur on September 25, 2007 at which Clear Channel shareholders will vote on the proposed merger of Clear Channel with BT Triple Crown Merger Co., Inc (“Merger Sub”), a wholly owned subsidiary of CC Media Holdings, Inc (“Holdings”). Approval of the merger requires an affirmative vote of two-thirds of the votes entitled to be cast at the special meeting. If the required vote is obtained and the merger is consummated, Clear Channel will become a wholly-owned subsidiary of Holdings.
     The purpose of this letter is to explain the impact of the merger on the Options and the choices now available to you.
     As described in the FAQ provided to you with this letter, if the exercise price of your Option is less than $39.20 per share, you can (but need not) elect to participate in the Cash Election or the Stock Election on the same basis as other option holders. Simply follow the directions applicable to options with an exercise price of less than $39.20 per share set forth in the Optionee FAQ and the Form of Election (Options).
     If the exercise price of your Option is equal to or greater than $39.20 per share, you will not be eligible to make a Cash Election or a Stock Election; pursuant to it terms, each Option described in this letter that has an exercise price of $39.20 or greater or with respect to which you do not make an election, will not terminate in the merger, but will instead be assumed by Holdings in connection with the merger, subject to adjustment as provided in the option plan pursuant to which the Option was granted. You are hereby advised, however, that each assumed Option will expire at its originally scheduled date. For example, if your Option is scheduled to expire on May 20, 2008 if it has not been exercised, the assumed Option will terminate automatically on that same date without further action from you. Your assumed Option will be exercisable for common stock of Holdings, and the exercise price will be adjusted so that the ratio of the exercise price of the Option immediately before and after the merger remains the same, in accordance with the provisions of the Internal Revenue Code of 1986, as amended.
     All other terms and conditions of your option agreement will continue to apply following the merger. For example, if your option agreement or the option plan under which your option was granted requires exercise within a certain period following termination of employment, those provisions will continue to apply.
     We refer you to the FAQ for a discussion of the applicable tax consequences and other issues.
     If you have any questions regarding this matter, please contact Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.